Contact

www.linkedin.com/in/
ericmeyerconsulting (LinkedIn)

Top Skills

Marketing Strategy
Fundraising
Direct Marketing

Eric Meyer

Consumer medical/health/wellness advisor and board member
Seattle, Washington, United States

Summary

I advise early-stage companies with disruptive consumer technologies in the medical, health and wellness space. My services range from business planning and fund raising to marketing and sales strategy and execution. I work as an advisor, board member or interim executive. Prior to my consulting work, as a senior executive I launched the Sonicare toothbrush (acquired by Philips Electronics) and One Touch glucose meter (acquired by J&J).

Current or past clients include Clarisonic (Pacific Biosciences, sold to L'Oreal), InSound (disruptive hearing device, sold to Phonak), Ebb Therapeutics (insomnia device, acquired), Piper Biosciences (privately held), TytoCare (telehealth device and platform, privately held), Zeltiq/Coolscultping (IPO then acquired), Madorra, Fitbit, and most recently Soovu Labs where I served as Chief Commercial Officer. Board experience includes Soovu Labs, Vapore Inc. (MyPurMist), Advanced H2O, TrafficGauge Inc. (acquired), Ventus Medical and Orahealth Inc (acquired by Quest Products).

Specialties: Go to market strategies that integrate direct to consumer and professional selling, and if appropriate retail. Fund raising (pitch decks and VC connections).

Experience

Bone Health Technologies
Board Member
July 2023 - Present (2 years 5 months)

Eric Meyer Consulting, LLC
Principal
June 2006 - Present (19 years 6 months)

See above.

Madorra Inc.
Advisor
July 2017 - Present (8 years 5 months)

Piper Biosciences
Advisor
2014 - Present (11 years)

Vapore, LLC
Board Member
2012 - Present (13 years)

Tandem Diabetes Care
Strategic Advisor
September 2022 - December 2022 (4 months)
San Diego Metropolitan Area

Intuity Medical, Inc.
Strategic Advisor
May 2022 - October 2022 (6 months)
San Francisco Bay Area

Soovu Labs, Inc.
Chief Commercial Officer
July 2017 - September 2021 (4 years 3 months)
Greater Seattle Area

Tyto Care
Interim Chief Marketing Officer
2014 - December 2018 (4 years)

Ebb Therapeutics
Chief Marketing Officer (interim)
2011 - December 2018 (7 years)

TrafficGauge Inc.
Chief Executive Officer
November 2002 - June 2006 (3 years 8 months)

Leadership of start-up consumer electronics company that launched TrafficGauge, the first real-time mobile traffic map in U.S. (Continue to serve on company's board of directors.)

Sonicare (Optiva Corporation, Philips Electronics)
Senior Vice President
1992 - 2001 (9 years)

As company's 12th employee and first executive (reporting to CEO / Founder), crafted and executed Sonicare sonic toothbrush launch strategy. Named "Sonicare" product and established brand identity. Built marketing and sales team including field, inside and manufacturer reps. Developing self-funding direct response vehicles including DR radio (Paul Harvey) and a successful infomercial. Gained substantial PR including being featured on Oprah three times. Optiva was named the #1 fastest growing privately-held company by Inc. Magazine. Optiva was successfully sold to Philips Electronics in 2000, at which time I was appointed Sr. VP R&D.

LifeScan
Group Marketing Manager, Regional Sales Manager, Sr. Product Manager
1985 - 1992 (7 years)

Launched breakthrough One Touch blood glucose meter including developing professional and consumer marketing strategy. Directed five product managers and support staff. Managed sales force in top-performing Northwest region. During tenure company was successfully sold to J&J and company revenue grew from $20 million to $280 million.

Education

Stanford University Graduate School of Business
MBA, Marketing, Entrepreneurship

University of Michigan
BSIOE, BGS, Industrial Engineering, General Studies